EDGAR Submission Header Summary

Submission Type	11-K/A
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	12/31/11
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

11-K/A	**form11-ka.htm**
	CHCO Form 11-K/A, year ended 12-31-2011
EX-23.1	**ex23-1.htm**
	Exhibit 23.1, Consent of Dixon Hughes
11-K/A	**submissionpdf.pdf**
	Printable copy of CHCO Form 11-K/A and exhibit for year ended 12-31-2011

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K/A
Amendment No. 1

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2011
or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____.

Commission File Number 0-11733

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITY HOLDING COMPANY
401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

City Holding Company
25 Gatewater Road
Charleston, West Virginia 25313

Explanatory Note

This Annual Report on Form 11-K/A constitutes Amendment No. 1 to the City Holding Company 401(k) Plan and Trust for the year ended December 31, 2011. This Amendment is being filed solely to update the report reference date in the Consent of Independent Registered Public Accounting Firm to June 27, 2012.

This Amendment does not reflect events occurring after the filing date of the original Form 11-K and does not modify or update the disclosures in the original Form 11-K, other than the update noted above.

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Nos. 33-62738, 333-87667, and 333-115282 on Forms S-8 of our report dated June 27, 2012, with respect to the financial statements and schedule of City Holding Company 401(k) Plan and Trust included in this Annual Report on Form 11-K for the year ended December 31, 2011.

/s/ Dixon Hughes Goodman LLP

Charleston, WV
June 27, 2012